Filer: Niku Corporation
                                     Pursuant to Rule 425 under the Securities
                                      Act of 1933 and deemed filed pursuant to
                          Rule 13e-4(c) of the Securities Exchange Act of 1934

                                             Subject Company: Niku Corporation
                                                 Commission File No. 005-60867

                                                             Date: May 2, 2003

         On May 2, 2003, Niku Corporation issued the following email communication to its employees.


                             NOTICE OF CORRECTION
                           TO LETTER OF TRANSMITTAL

Please note that the Letter of Transmittal attached as Exhibit (a)(2) to the Company's Schedule TO filed on April 15, 2003, and sent to you in connection with the offer to exchange outstanding options under the Company's option plans, should be corrected as follows:

The last sentence of paragraph 5 should be corrected to read "The unvested shares subject to the New Option will continue to vest according to the vesting schedule of your Tendered Options."

Whether you have already submitted the Letter of Transmittal or you have yet to tender your options, any new options that are granted to you pursuant to the offer to exchange will continue to vest according to the vesting schedule of your tendered options.

If you have already tendered your options, you are not required to re-submit the Letter of Transmittal. If you have not yet submitted the Letter of Transmittal, you may sign the Letter of Transmittal as it is written or you may strike the last sentence of paragraph 5 referenced above. Alternatively, you may request a corrected copy of the Letter of Transmittal from: Niku Corporation, Attention: Eleanor Lacey, 305 Main Street, Redwood City, California 94063 (telephone: (707) 665-3112, facsimile: (707) 665-2234 and email: elacey@niku.com.)

The terms of the offer, including the vesting schedule of any new options, are governed by the Offer to Exchange, attached as Exhibit (a)(1) to the Schedule TO.

Joshua Pickus
President and Chief Executive Officer

                                     * * *


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.